Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES REORGANIZATION PROPOSAL

Plan includes spin-off of MEC to MID shareholders, increased dividend payout ratio, substantial stock buyback and MEC forbearance

November 26, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that its Special Committee of independent directors has recommended, and the Board of Directors has approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management.  The reorganization proposal is intended to unlock value for MID shareholders, simplify the ownership structure of MID and Magna Entertainment Corp. (MEC), and position both companies for future success.  MEC will be recapitalized to permit it to pursue its strategy of horse racing, gaming and entertainment on a standalone basis.  MID, MEC and the Stronach Trust, MID’s controlling shareholder, and other entities affiliated with Frank Stronach (the Stronach Group), have entered into an agreement to implement the reorganization proposal.  All dollar references in this press release are to U.S. dollars.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, commented, “We believe that this reorganization proposal will deliver significant value to shareholders and better align the interests of all MID shareholders.  The proposal achieves many of the objectives identified by MID Class A shareholders, including: a spin-off of MEC, an increased dividend, a substantial stock buyback and a forbearance agreement restricting future transactions with MEC.  I am optimistic that shareholders will see the merits of this reorganization and that, with their support, MID and MEC will move forward as separate companies focused on executing their respective strategic initiatives and business plans.”

The reorganization proposal contemplates a three-stage transaction that, upon completion, will result in, among other things:

(i)	the divestment and spin-off of MID’s ownership position in MEC to MID shareholders, with the Stronach Group purchasing direct voting control of MEC;

(ii)	the adoption by MID of a dividend payout ratio of 40% of annual funds from operations;

(iii)	a substantial issuer bid by MID to buy back at least $240 million of MID Class A shares;

(iv)	a forbearance agreement between MID and MEC; and

(v)	the Stronach Group purchasing a 5% equity interest in MID, with warrants to acquire an additional 5%.

The principal components of the proposal include:

Immediate Transactions

•                  MEC agreeing to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including its core racetrack assets;

•                  MID making available to MEC a new loan to (i) fund its operations until MID shareholders have the opportunity to vote on the reorganization proposal and (ii) provide financing for MEC’s application for a Maryland slots license and, provided that such license is awarded, construction of the temporary slots facility;

•                  MID extending the maturity dates and repayment deadlines under its existing loans to MEC; and

•                  MID using commercially reasonable efforts to increase its leverage by arranging new debt financing to fund an MID stock buyback and real estate purchases from MEC.

Following MID Shareholder Approval

•                  MID implementing a forbearance agreement that prohibits new transactions with MEC unless such transactions are approved by a majority of the minority MID Class A shareholders;

•                  MID adopting a policy of distributing 40% of its annual funds from operations as dividends;

•                  MID undertaking a substantial issuer bid to buy back at least $240 million of MID Class A Shares;

•                  MID purchasing from MEC specified real estate assets in Florida and California at their fair market value;

•                  MID increasing the commitment under the new loan to MEC, extending maturity dates and repayment deadlines for existing MEC indebtedness owed to MID and amending the terms of all indebtedness owed to MID (other than the Laurel Park portion of the new loan) to defer interest and principal until maturity or repayment and allow MEC to repay such indebtedness, at its option, either in cash or MEC Class A Shares (or a combination of the two) following the retirement by MEC of all of its existing convertible subordinated notes; and

•                  the Stronach Group purchasing additional MID equity.

Following Retirement by MEC of its Existing Convertible Subordinated Notes

•                  The Stronach Group purchasing MEC shares from MID and MEC to give it up to a 60% voting interest in MEC; and

•                  MEC repaying all indebtedness owed to MID (other than the new Laurel Park funding) at MEC’s option either in cash or MEC Class A Shares (or a combination of the two), and MID distributing all such cash and MEC Class A Shares to its shareholders.

Certain of the transactions associated with the reorganization proposal would be effected pursuant to a statutory plan of arrangement and would be subject to approval by MID’s shareholders and the Ontario Superior Court of Justice.  MID expects to hold the special meeting of its shareholders to consider the proposal in the first quarter of 2009.

Additional Detail on the Reorganization Proposal

Immediate Transactions

MEC Asset Sales and Joint Ventures

MEC will agree to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including its core racetrack assets, that will result in MEC receiving net proceeds or joint venture payments sufficient to retire in full by no later than December 14, 2009, its existing $75 million 7.25% convertible subordinated notes due December 15, 2009 and $150 million 8.55% convertible subordinated notes due June 15, 2010 (collectively, the “MEC convertible subordinated notes”).

New Loan by MID

MID will make available to MEC a new loan in two tranches.  The new loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC (subject to prior encumbrances).

The first tranche of the new loan in the amount of up to $50 million (plus costs and fees) will be immediately available for drawdown and is intended to support MEC’s operations until MID shareholders have the opportunity to vote on the reorganization proposal.  The first tranche of the new loan may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the new loan and under other loans provided by MID to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises and Caruso Affiliated.  The first tranche will mature on March 31, 2009.  However, in the event that the reorganization proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, the maturity date will be accelerated to thirty days following such event.

The second tranche of the new loan will be available for drawdown:

(i)                                                       in an amount of up to $45 million to fund the application by MEC’s subsidiary Laurel Park for a Maryland slots license, following MID’s satisfaction with the slots license application, and related matters; and

(ii)                                                    in an amount of up to an additional $30 million to fund the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots license and following MID’s satisfaction with the municipal approvals, design and construction of the temporary facility.

At such time as the second tranche is made available to MEC, the new loan will be guaranteed by The Maryland Jockey Club group of companies and secured by all of such companies’ assets.  The second tranche matures on December 31, 2011, but will become due (i) ninety days following the Laurel Park slots application being denied or withdrawn, (ii) immediately on the closing of any sale of Laurel Park or (iii) immediately on the closing of any new debt financing in connection with Laurel Park slots.  MEC will be required to repay the second tranche with any refunds of any fees if the Laurel Park slots application is denied or withdrawn.

Loan Repayment Extensions

The maturity dates and repayment deadlines under all existing MEC indebtedness owed to MID (comprised of the bridge loan and the Gulfstream Park and Remington Park project financings) will be extended through to March 31, 2009.  In the event that the reorganization proposal does not receive the requisite MID shareholder approval or is abandoned or withdrawn, the maturity dates and repayment deadlines will be accelerated to thirty days following such event.

New MID Debt Financing

MID will use commercially reasonable efforts to arrange approximately $375 million of debt financing (including a $50 million undrawn bank revolving credit facility) that will be available to fund (i) an MID substantial issuer bid for its Class A Shares, (ii) real estate purchases from MEC and (iii) working capital requirements.  MID intends to have arranged the new financing prior to the special meeting of shareholders.  This new debt would increase MID’s pro forma debt-to-capitalization ratio (taking into account the MEC spin-off described below and the substantial issuer bid) to, but not above, approximately 40%.

Following MID Shareholder Approval

MID Real Estate Purchases

MID will purchase for cash from MEC development lands in Aventura and Ocala, Florida and Dixon, California, additional acreage in Palm Meadows, Florida (required to complete MID’s existing recently rezoned development) and MEC’s membership interest in, and land underlying, MEC’s joint venture with Forest City Enterprises at Gulfstream Park.  The purchase price for such real estate assets will be the fair market value of such assets as of the date hereof as determined by negotiation between the Special Committees of MID and MEC.  MID estimates the aggregate price will be approximately $100 – $120 million.

MEC will use part of the proceeds from the asset sales to MID to repay its $40 million senior secured bank credit facility and its $4.5 million bank term loan in connection with MEC’s AmTote International subsidiary.

MID Loans to MEC

MID will:

i.                                        extend the maturity date of the bridge loan, the first tranche of the new loan described above and the $100 million repayment deadline under the Gulfstream Park project financing to December 14, 2009;

ii.                                     increase the amount of the first tranche of the new loan by $25 million to a total commitment of up to $75 million for use by MEC solely to contribute to the retirement of the MEC convertible subordinated notes; and

iii.                                  amend all loans between MID and MEC (other than the Laurel Park tranche of the new loan) to provide for (a) the deferral of interest and principal repayments until maturity or repayment, (b) the right of MEC to repay such loans in either cash or MEC Class A Shares (or a combination of the two) following the retirement by MEC of all of the MEC convertible subordinated notes and (c) the requirement that any proceeds received by MEC from equity raises, asset sales (other than to MID as part of the reorganization), joint ventures or other transactions be placed into an escrow account with MID.

MID will hold the escrow funds as security for the loans to MEC, and MEC will be permitted to use the funds in the escrow solely (i) to prepay in cash, from time to time, in the following order of priority, the Gulfstream Park project financing, the bridge loan, the new loan and the Remington Park project financing (without being charged any mark-to-market or make-whole payment in relation to any such prepayment) and (ii) to retire all of the MEC convertible subordinated notes.  Any cash received by MID pursuant to a prepayment of the Gulfstream Park project financing, the bridge loan, the new loan or the Remington Park project financing will be distributed to MID shareholders, either as a special distribution or pursuant to an issuer bid for MID Class A Shares.

MID Forbearance with MEC

MID will agree that, other than pursuant to existing arrangements or as contemplated by the reorganization proposal, it will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC except for enforcing its rights under the terms of existing arrangements and/or making non-material amendments, waivers or modifications thereto.

Distribution Policy and Substantial Issuer Bid

MID will adopt a policy of distributing 40% of its annual funds from operations (adjusted to exclude deferred interest and other income from MEC) to MID shareholders as dividends.  The policy will commence in the first full fiscal quarter following the approval of the reorganization proposal.

MID will undertake a substantial issuer bid to acquire not less than $240 million of MID Class A Shares using new debt that does not result in MID’s debt to total capital ratio exceeding 40% (taking into account the MEC spin-off described below).  The Stronach Group will not tender its shares into the bid.  If the new debt necessary to fund the substantial issuer bid is not available, or not available on terms acceptable to MID, MID will proceed with the substantial issuer bid for a lesser amount and will proceed with one or more subsequent substantial issuer bids and/or normal course issuer bids as soon as such new debt becomes available on acceptable terms, so that the total amount expended by MID to acquire MID Class A Shares is not less than $240 million.

Stronach Group Purchase of Additional MID Equity

The Stronach Group will purchase from MID approximately 2.5 million units, being equal to 5% of the outstanding number of MID Class A and B Shares as at, and after taking into account the impact of, the closing of the reorganization proposal.  Each unit will be comprised of (a) one MID Class A Share and (b) one three-year warrant to purchase an MID Class A Share.  The purchase price for the units will be equal to $8.37 per unit, being the volume-weighted average price of the MID Class A Shares on the New York Stock Exchange for the immediately preceding five trading days (herein referred to as the MID unit purchase price).  The exercise price for the warrants will be $10.46, representing a 25% premium to the MID unit purchase price (and without any adjustment for the spin-off of the MEC shares described further below).

Following Retirement of the MEC Convertible Subordinated Notes

Existing MEC Class B Shares Held by MID

On the date on which MEC has retired all of the MEC convertible subordinated notes, MID will sell to the Stronach Group 335,000 MEC Class B Shares at a price of $1.3552 per share, representing the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately preceding this press release.

MID will then convert its remaining MEC Class B Shares into MEC Class A Shares on a one-for-one basis and will dispose of all its existing MEC Class A Shares and those received on the conversion noted above to non-related third parties.

Conversion of MID Debt and Spin-off of MEC

On the date that is 45 days following MEC’s retirement of all of the MEC convertible subordinated notes, all indebtedness (including deferred interest) owed by MEC to MID (other than the Laurel Park portion of the new loan) that has not been repaid in cash will be converted into MEC Class A Shares.  The conversion price for the loans will be $1.1519 per share, being the volume-weighted average price of the MEC Class A Shares on NASDAQ for the immediately preceding five trading days less a 15% discount (referred to herein as the Loan Conversion Price).  As soon as reasonably practicable thereafter, MID will spin off to holders of MID shares (including the Stronach Group on all its MID shares) on a pro rata basis all the MEC Class A Shares received on conversion of the loans.  MID will attempt to structure the spin-off as a return of capital.

Issuance of Shares to the Stronach Group by MEC

MEC will issue to the Stronach Group at a price per share equal to the Loan Conversion Price (i) $30 million of MEC Class B Shares and (ii) at the option of the Stronach Group, an additional number of MEC Class B Shares that, together with the MEC Class B Shares sold to the Stronach Group by MID and those acquired from MEC, will represent a pro forma 60% voting interest in MEC.

Reorganization Proposal Process and Timing

The Board of Directors of MID determined that shareholders should be provided an opportunity to vote on the reorganization proposal after considering, among other things, recommendations from a Special Committee of independent directors of MID comprised of Franz Deutsch, who acted as Chairman, Manfred Jakszus and Senator Rod Zimmer.  Each of the Special Committee and MID received financial and legal advice.  MID has retained GMP Securities L.P. as its financial advisor.

Certain aspects of the reorganization proposal will be effected pursuant to a statutory plan of arrangement that will be subject to approval by the Ontario Superior Court of Justice.  Following receipt of all necessary regulatory approvals, MID will mail an information circular describing the reorganization proposal to its shareholders in connection with the special meeting.  The reorganization proposal, other than the immediate transactions, is subject to certain conditions, including approval by two-thirds of the votes cast by holders of MID Class A Shares and MID Class B Shares, voting together, and by a simple majority of the votes cast by minority holders of MID Class A Shares.  MID expects to hold the special meeting of its shareholders to consider the proposal in the first quarter of 2009.

For more details on the reorganization proposal, please review the proposal term sheet, which will be posted on MID’s website at www.midevelopments.com.  Additional details of the reorganization proposal will also be set out in MID’s material change report that will be filed with securities regulatory authorities on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

MID cautions shareholders and others considering trading in securities of MID that the reorganization proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transactions contemplated by the proposal, or any other transaction, will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact:

Shareholders and Analysts	Media

GMP Securities L.P.	Sard Verbinnen & Co.
Eugene McBurney / Harris Fricker	Paul Caminiti / Dan Gagnier / Lauren Rosenfield
416-367-8600	212-687-8080

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks that: the parties will not proceed with the reorganization proposal; if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the reorganization proposal; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.